Exhibit 99.6

EXECUTION COPY

September 19, 2013

Mr. Zhang Yong
Chairman and Chief Executive Officer
Xinyuan Real Estate Co., Ltd.
27/F, China Central Place, Tower II
79 Jianguo Road, Chaoyang District
Beijing 100025
People’s Republic of China

This letter agreement (this “Letter”) is entered into as of September 19, 2013, by and among you (“you” or the “Chairman”) and the undersigned investor (the “Investor” and, together with the Chairman, the “Parties”). Reference is made to that certain Securities Purchase Agreement (the “Purchase Agreement”), dated as of August 26, 2013, by and among Xinyuan Real Estate Co., Ltd. (the “Company”), the Guarantors (as defined therein) and the Investor.

In consideration of the covenants and agreements set forth in this Letter and the other Transaction Documents, and intending to be legally bound by this Letter, the Chairman (on behalf of himself and his Affiliates) and the Investor hereby agree as follows:

1.	Certain Definitions. For the purposes of this Letter:

a.	the following terms shall have the meanings assigned to such terms in the Note: “Change of Control”, “Equity Security” and “Fundamental Transaction”;

b.	“Affiliate” shall have the meaning assigned to such terms in the Purchase Agreement, provided that the Company and its Subsidiaries shall not be considered Affiliates of the Chairman for purposes of this Letter; and

c.	all other capitalized terms used but not otherwise defined in this Letter shall have the meanings assigned to such terms in the Purchase Agreement.

2.	Limitation on Transfers. Without the Investor’s prior written consent, neither the Chairman nor any of his Affiliates shall directly or indirectly, sell, give, assign, hypothecate, pledge, encumber, grant a security interest in or otherwise dispose of, or suffer to exist (whether by operation of law or otherwise) any Lien on, any Equity Securities of the Company directly or indirectly held by the Chairman or his Affiliates or any right, title or interest therein or thereto (including any contractual or other legal arrangement having the effect of transferring any or all of the benefits of ownership or economic rights), or otherwise take any action to the effect that any other Person will become a “beneficial owner” (as defined in Rule 13d-3 promulgated under the Exchange Act) of any Equity Security of the Company directly or indirectly held by the Chairman or his Affiliates (each, a “Transfer”), which would constitute a Change of Control.

3.	Tag-Along Rights.

a.	If the Chairman or his Affiliates (as applicable, in such capacity, the “Transferring Stockholder”) proposes to directly or indirectly Transfer any Equity Securities of the Company in one or a series of related transactions to a third party (the “Transferee”) which constitutes, or could reasonably be expected to result in, the Transfer of at least 50% of the total Equity Securities of the Company held by the Chairman and his Affiliates, the Transferring Stockholder shall send a written notice to the Investor (the “Transfer Notice”) at least forty-five (45) calendar days prior to the proposed closing of such Transfer between the Transferring Stockholder and the Transferee. The Transfer Notice shall state, (i) the name of the Transferring Stockholder, (ii) the name and address of the Transferee, (iii) the amount of Equity Securities to be Transferred (the “Offered Shares”), (iv) the amount and form of the proposed consideration for the proposed Transfer and (v) the other terms and conditions of the proposed Transfer.

b.	The Investor shall have the right (the “Tag-Along Right”) but not the obligation to require the Transferee to purchase from the Investor, at the same consideration per Share offered to the Transferring Stockholder and upon the same terms and conditions as to be paid and given to the Transferring Stockholder as set forth in the Transfer Notice, all or a portion of the Equity Securities held by the Investor.

c.	For the Investor to exercise such Tag-Along Right, within twenty (20) calendar days after the delivery of the Transfer Notice, the Investor shall deliver a notice of such election (the “Tag-Along Notice”) to the Transferring Stockholder, specifying the amount of Equity Securities with respect to which it has elected to exercise its Tag-Along Right. Such Tag-Along Notice shall be irrevocable and shall constitute a binding agreement by the Investor to Transfer such Equity Securities on the terms and conditions set forth in the Transfer Notice; provided however, in connection with any such Transfer from the Investor to the Transferee as contemplated hereunder, the Investor shall not be required to make any representation or warranty other than as to its own knowledge or indemnity regarding any matter concerning the business of the Company or its Subsidiaries.

d.	Where the Investor has properly elected to exercise its Tag-Along Right and the proposed Transferee fails to purchase the Investor’s Equity Securities specified in the Tag-Along Notice from the Investor, the Transferring Stockholder shall not make the proposed Transfer, and if any Transfer is purported to be made, such Transfer shall be void and null ab initio.

4.	Avoidance of Restrictions. The Parties agree that the Transfer restrictions in this Letter shall not be capable of being avoided by the holding of Equity Securities of the Company indirectly through a company or other entity that can itself be sold in order to dispose of an interest in the Equity Securities of the Company free of such restrictions. Any Transfer or other disposal of any shares (or other interests) of the entity holding equity interest in a Party shall be treated as being a Transfer of the Equity Securities of the Company held by that Party, and the provisions of this Letter that apply in respect of the Transfer of the Equity Securities of the Company shall thereupon apply in respect of the Equity Securities of the Company so held.

5.	Representations and Warranties. The Chairman represents to the Investor, and the Investor represents to the Chairman (to the extent applicable), that:

a.	such Party has the full power and authority to enter into, execute and deliver this Letter and to perform the transactions contemplated hereby, and such Party is duly incorporated or organized and existing under the laws of the jurisdiction of its incorporation or organization;

b.	the execution and delivery by such Party of this Letter and the performance by such Party of the transactions contemplated hereby have been duly authorized by all necessary corporate or other action of such Party;

c.	assuming the due authorization, execution and delivery hereof by the other Parties, this Letter constitutes the legal, valid and binding obligation of such Party, enforceable against such Party in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors’ rights generally; and

d.	the execution, delivery and performance of this Letter by such Party and the consummation of the transactions contemplated hereby will not (i) violate any provision of any organizational or governance document of such Party, (ii) require such Party to obtain any consent, approval or action of, or make any filing with or give any notice to, any Governmental Authority or any other Person pursuant to any instrument, contract or other agreement to which such Party is a party or by which such Party is bound, (iii) result in any breach or violation of any of the terms and conditions of, or constitute (or with notice or lapse of time or both constitute) a default under, any instrument, contract or other agreement to which such Party is a party or by which such Party is bound, or (iv) violate any Law.

6.	Non-Competition. The Chairman will not, and will ensure that each of his Affiliates will not, without the prior written consent of the Investor:

a.	enter into any business that is engaged in the purchase, development, construction or improvement of real estate in China;

b.	solicit for himself, itself or any Person other than the Company and its Subsidiaries a customer or client of the Company or any of its Subsidiaries for any enterprise that competes with the Company or any of its Subsidiaries; or

c.	persuade, solicit or encourage any employee of the Company or any of its Subsidiaries to leave its employ;

provided that the Chairman (or any Affiliate) will be entitled, for investment purposes, to purchase and trade shares of a public company which are listed for trading on a recognized stock exchange and the business of which public company may be in competition with the Company or any Subsidiary, provided that the Chairman (and any Affiliate) will not directly or indirectly, own more than five percent (5%) of the issued capital of the public company, or participate in its management.

7.	Voting.

a.	As of immediately prior to the Closing, and at all times following the Closing, unless otherwise agreed by the Investor in writing, the Chairman shall, and shall cause each of his Affiliates to, by shareholder vote or otherwise, use his or its reasonable best efforts, so as:

i.	to cause the Investor Director to be duly elected to the Board;

ii.	not to remove the Investor Director from the Board;

iii.	not to approve any Fundamental Transaction or any other transaction that constitutes or could reasonably be expected to lead to a Change of Control;

iv.	not to change the Investment Committee charter; and

v.	to ensure that the Investor Director will be a member of the Investment Committee.

8.	Transaction Documents. The Chairman shall, and shall cause each of his Affiliates to, take all actions, as may be within their control, as may be required to ensure that the Company and each of its Subsidiaries performs all of its obligations under each of the Transaction Documents to which it is a party.

9.	Entire Agreement. This Letter constitutes the full and entire understanding and agreement among the Parties with regard to the subjects hereof.

10.	Notice. All notices, requests, claims, demands, waivers and other communications required or permitted under this Letter shall be in writing and shall be mailed by reliable overnight delivery service or delivered by hand, facsimile or messenger as follows:

a.	If to the Chairman or his Affiliates:

Mr. Zhang Yong
Xinyuan Real Estate Co., Ltd.
27/F, China Central Place, Tower II
79 Jianguo Road, Chaoyang District
Beijing 100025
People’s Republic of China
Attention: Chief Executive Officer
Facsimile: +86-10 8588 9300

with a copy to:

Baker & McKenzie LLP
452 Park Avenue
New York, NY 10018
Attention: Carol B. Stubblefield
Thomas J. Rice
Facsimile: +1 (212) 310-1600

b.	If to the Investor, pursuant to the notice information of the Investor set forth in Section 11.8 of the Purchase Agreement.

11.	Amendments and Waivers. Any term of this Letter may be amended and the observance of any term of this Letter may be waived (either generally or in a particular instance and either retroactively or prospectively), only if such amendment or waiver is in writing and signed, in the case of an amendment, by the Chairman, on behalf of himself and his Affiliates, and the Investor or, in the case of a waiver, by the Party against whom the waiver is to be effective.

12.	Miscellaneous. The terms of Section 1.2 (Interpretation) and Section 11 (Miscellaneous) (other than with respect to Section 11.7 (Entire Agreement), Section 11.8 (Notices), Section 11.10 (Amendments and Waivers)) of the Purchase Agreement are hereby incorporated into this Letter in haec verba, with the understanding that references to:

a.	“this Agreement” in such provisions shall be deemed to mean this Letter;

b.	a “party” or the “parties” in such provisions shall be deemed to mean the Parties to this Letter; and

c.	“Company” or “Guarantors” in such provisions shall be deemed to mean the Chairman and his Affiliates.

13.	Expiration / Termination. This provisions of this Letter shall terminate as follows: (A) the provisions contained in Section 6 of this Letter shall terminate upon the earlier to occur of (i) the repayment in full of the Notes or (ii) the conversion in full of the Notes, (B) the provisions contained in Sections 2, 3,and 4 of this Letter shall terminate and be of no further force or effect on the first date following the Closing of the Purchase Agreement on which the Investor and its Affiliates no longer own at least 10% of the Company's Common Shares on an As-Converted Basis and (C) the provisions contained in Sections 7 and 8 of this Letter shall terminate and be of no further force or effect upon the first date following the Closing of the Purchase Agreement on which the Investor and its Affiliates no longer own at least 5% of the Company's Common Shares on an As-Converted Basis.

[Signature page follows.]

Please confirm that the foregoing is in accordance with your understanding of our agreement by signing and returning to us a copy of this letter.

Very truly yours,

INVESTOR:

TPG ASIA VI SF PTE. LTD.

By:	/s/ Francis Woo
Name: Francis Woo Title: Director

Agreed to and accepted
as of the date first written above:

/s/ Zhang Yong

Mr. Zhang Yong